

October 1, 2014

<u>Via E-mail</u>
Charles N. Eldred
Executive Vice President and Chief Financial Officer
PNM Resources, Inc.
414 Silver Ave. SW
Albuquerque, New Mexico 87102

      Re: PNM Resources, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 28, 2014
             Response dated September 9, 2014
             File No. 1-32462

Dear Mr. Eldred:

We have reviewed your response dated September 9, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>(4) Regulatory Assets and Liabilities, page B-42</u>

1. We have read your response to comment 2 of our letter dated August 25, 2014. Explain to us how you reached the conclusion that the deferred coal and corporate headquarters consolidation costs were probable of recovery. Tell us whether you have a rate order or otherwise explain to us what evidence you considered in reaching the conclusion that such regulatory assets are probable of recovery.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding this comment on the financial statements and related matters. You may contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant